UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LECG Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

523234 10 2
(CUSIP Number)

Carol Kerr
LECG Corporation
Executive Vice President, General Counsel & Secretary
2049 Century Park East, Suite 2300
Los Angeles, CA 90067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523234 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David J. Teece

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States and New Zealand (dual citizenship)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,280,333

	8.	Shared Voting Power 521,876

	9.	Sole Dispositive Power 1,280,333

	10.	Shared Dispositive Power 521,876

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,802,209

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A amends and restates a Schedule 13D filed on December 12, 2003 with the Securities and Exchange Commission and relates to shares of common stock (the “Shares”) of LECG Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is: 2000 Powell Street, Emeryville, California 94608.

Item 2.	Identity and Background

(a)  This Schedule 13D/A is being filed on behalf of David J. Teece, PhD. (“Dr. Teece”), a natural person.

(b)  Dr. Teece’s principal business address is 2000 Powell Street, Emeryville, California 94608.

(c)  The present principal occupation of Dr. Teece is that of non-executive Vice Chairman of the Board of Directors of the Issuer. Dr. Teece is also employed by LECG, LLC, a subsidiary of the Issuer, to provide expert consulting services to clients of LECG, LLC. The Issuer’s principal business address is listed in Item 1 above.

(d)  During the last five (5) years, Dr. Teece has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five (5) years, Dr. Teece has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order to which Dr. Teece is subject enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Dr. Teece holds dual citizenship in both the United States and New Zealand.

Item 3.	Source and Amount of Funds or Other Consideration

The 1,802,209 Shares beneficially owned by Dr. Teece include:

771,734 Shares owned directly by Dr. Teece;

508,599 Shares which Dr. Teece has a right to acquire pursuant to presently vested and exercisable options, as well as options which will become vested and exerciseable within 60 days of November 30, 2007, under the Issuer’s 2000 Incentive Plan; and

123,047 Shares held by the Flex Trust u/t/d February 5, 2003 (the “Flex Trust”), of which Dr. Teece is a named beneficiary. (1)

(1) Dr. Teece is a named beneficiary of the Flex Trust. However, Dr. Teece is not the trustee of the Flex Trust and does not have direct voting or dispositive power over the 123,047 Shares owned by the Flex Trust. However, Dr. Teece does have the ability to remove the trustee of the Flex Trust and to appoint successor trustee(s). Accordingly, Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Flex Trust.

325,000 Shares held by the Teece Irrevocable Trust No. 3 U/A/D 10/14/97 (the “Teece Irrevocable Trust”). (2)

73,829 Shares held by the Teece Family Millennium Trust (the “Teece Family Millennium Trust”). (3)

763,750 of the Shares owned directly by Dr. Teece, and the 521,876 Shares held by the Flex Trust, the Teece Irrevocable Trust and the Teece Family Millennium Trust were received in exchange for common units of LECG Holding Company, LLC (the “Exchange”). The Exchange became effective after the effectiveness of the registration statement relating to the Issuer’s initial public offering. The Exchange was part of a larger reorganization (the “Reorganization”) undertaken in connection with the Issuer’s initial public offering pursuant to which holders of common units of LECG Holding Company, LLC other than TCEP/LECG Funding Corporation, including Dr. Teece, the Flex Trust, the Teece Irrevocable Trust and the Teece Family Millennium Trust, each received one Share for every 1.6 common units of LECG Holding Company, LLC. As part of the Reorganization, certain holders of common units other than TCEP/LECG Funding Corporation, including Dr. Teece, the Flex Trust, the Teece Irrevocable Trust and the Teece Family Millennium Trust, also received the right to certain cash payments, including in redemption for preferred units of LECG Holding Company, LLC.

7,500 outstanding Shares owned directly by Dr. Teece were acquired by Dr. Teece in the Issuer’s initial public offering.

The presently vested and exercisable options entitling Dr. Teece to acquire 468,750 Shares were granted to Dr. Teece pursuant to LECG Holding Company, LLC’s 2000 Incentive Stock Plan, as amended (the “Plan”) and an option grant issued thereunder. (4) Those options granted to Dr. Teece were scheduled to vest in their entirety on October 30, 2008, but were subject to full acceleration prior to that date if, after the completion of the Issuer’s initial public offering, the average closing market price of its common stock over a 20-day period following the offer equaled or exceeded an amount specified in the option grant (the “Performance Criteria”). The Performance Criteria were satisfied on December 12, 2003, thereby causing the full acceleration and vesting of all of the options granted to Dr. Teece pursuant to the Plan and the option grant issued him thereunder.

(2) Dr. Teece is not the trustee of Teece Irrevocable Trust and does not have direct voting or dispositive power over the 325,000 Shares held by the Teece Irrevocable Trust. However, Dr. Teece does have the ability to acquire the Shares held in the Teece Irrevocable Trust and therefore Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Teece Irrevocable Trust.

(3) Dr. Teece is not the trustee of Teece Family Millennium Trust and does not have direct voting or dispositive power over the 73,829 Shares held by the Teece Family Millennium Trust. However, Dr. Teece does have the ability to acquire the Shares held in the Teece Family Millennium Trust and therefore Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Teece Irrevocable Trust

(4) In connection with the Reorganization, the Issuer assumed all obligations of LECG Holding Company, LLC pursuant to the Plan and option grants issued thereunder.

The remaining vested and exercisable options entitling Dr. Teece to acquire 39,849 Shares were granted to Dr. Teece pursuant to the Plan and an option grant issued thereunder.

Item 4.	Purpose of Transaction

The Shares owned by Dr. Teece are owned for investment purposes. Dr. Teece may, from time to time, depending upon market conditions and other factors deemed relevant by Dr. Teece, acquire additional Shares. Dr. Teece reserves the right to, and may in the future choose to, change his purpose with respect to the investment and, take such actions as he may deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction, by distribution or by gift, all or a portion of the Shares which Dr. Teece now owns or may hereafter acquire.

Dr. Teece entered into a 10b5(1) Trading Plan (the “Trading Plan”) with UBS Financial Services Inc. for the sale of shares of restricted stock and stock options on November 30, 2007.  The Trading Plan terminates on October 31, 2008 or upon the earlier sale of an aggregate amount of shares pursuant to the Trading Plan equal to 1,240,474 shares or in certain other events as set forth in the Trading Plan, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

Under the Trading Plan, an aggregate of 771,724 shares of restricted stock are to be sold in predetermined amounts on set dates between December 14, 2007 and February 29, 2008, some shares of which are to be sold at market prices and others at limit prices, with unsold shares carrying over to successive trading dates, and provided that unsold shares as of the end of the period are to be sold at market prices. Further, under the Trading Plan, shares subject to stock options are to be sold on dates between June 2, 2008 and October 31, 2008.

Dr. Teece does not have any plans or proposals which relate to or result in:

(a)  an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)  any material change in the present capitalization or dividend policy of the Issuer;

(e)  any other material changes in the Issuer’s business or corporate structure;

(f)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)  causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i)  any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date of this report, Dr. Teece beneficially owns an aggregate of 1,802,209 Shares, which represent 7.0% of the Issuer’s 25,449,678 outstanding Shares, such outstanding Share number is based on the number of Shares outstanding as of November 30, 2007. Of the 1,802,209 Shares which Dr. Teece beneficially owns, 508,599 Shares represent Shares which Dr. Teece does not currently own, but which Dr. Teece has a right to acquire pursuant to presently vested and exercisable options, as well as options which will become vested and exerciseable within 60 days of November 30, 2007, 123,047 Shares represent Shares which are held by the Flex Trust, but over which Dr. Teece has no voting or dispositive control, 325,000 Shares represent Shares which are held by the Teece Irrevocable Trust but over which Dr. Teece has no voting or dispositive control and 73,829 Shares represent Shares which are held by the Teece Family Millennium Trust but over which Dr. Teece has no voting or dispositive control.

(b)  Dr. Teece has the sole power to vote, direct the vote, dispose, and direct the disposition of 1,280,333 of the Shares of which Dr. Teece is the beneficial owner. Dr. Teece may be deemed to share the power to vote, direct the vote, dispose, or direct the disposition of 123,047 Shares held by the Flex Trust,(5) 325,000 Shares held by the Teece Irrevocable Trust, (6) and 73,829 Shares held by the Teece Family Millennium Trust.(7)

(5) Although Dr. Teece is not the trustee of the Flex Trust and does not have direct power to vote, direct the vote, dispose or direct the disposition of the Shares held by the Flex Trust, Dr. Teece has the ability to remove the trustee of the Flex Trust and to appoint successor trustee(s). Accordingly, Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Flex Trust.

(6) Dr. Teece is not the trustee of Teece Irrevocable Trust and does not have direct voting or dispositive power over the 325,000 Shares held by the Teece Irrevocable Trust. However, Dr. Teece does have the ability to acquire the Shares held in the Teece Irrevocable Trust and therefore Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Teece Irrevocable Trust.

(7) Dr. Teece is not the trustee of Teece Family Millennium Trust and does not have direct voting or dispositive power over the 73,829 Shares held by the Teece Family Millennium Trust. However, Dr. Teece does have the ability to acquire the Shares held in the Teece Family Millennium Trust and therefore Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Teece Irrevocable Trust.

(c)  Dr. Teece has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty (60) days.

(d)  With the exception of the 123,047 Shares held by the Flex Trust, the 325,000 Shares held by the Teece Irrevocable Trust and the 73,829 Shares held by the Teece Family Millennium Trust, no other person is known by Dr. Teece to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Dr. Teece. Norman J. Laboe, as the sole trustee of the Flex Trust and the Teece Irrevocable Trust, and Norman J. Laboe and U.S. Trust Company of Delaware as the co-trustees of the Teece Family Millennium Trust, have the right to receive and the power to direct the receipt of dividends therefrom, or the proceeds from the sale thereof.

(e)  Not applicable. As of the date of this Schedule 13D/A, Dr. Teece is the beneficial owner of more than 5% of the class of securities described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain of the Issuer’s stockholders, including Dr. Teece, hold rights to cause the Issuer to register the sale of their currently unregistered Shares under the Securities Act of 1933, as amended (the “Securities Act”). These Shares are referred to as registrable securities. Specifically, commencing 180 days after November 13, 2003, a holder or holders of at least a majority of the registrable securities may require the Issuer to prepare and file a registration statement under the Securities Act at the Issuer’s expense covering all or a portion of the registrable securities if the Shares to be included in that registration will generate anticipated aggregate net proceeds of at least $5.0 million. Registration rights terminate no later than 5 years after the Issuer’s initial public offering. Registration of these Shares under the Securities Act would result in these Shares becoming freely tradable without restriction under the Securities Act. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement entered into between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, Dr. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons, a copy of which has been incorporated herein by reference to Exhibit 2.

The response to Item 3 is incorporated herein by reference. The Reorganization and the Exchange were made pursuant to an Omnibus Plan of Reorganization between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, Thoma Cressey Fund VII (“Fund VII”), L.P., Thoma Cressey Friends Fund VII, L.P. (“Friends Fund”), the Issuer, Teece and David Kaplan, dated November 7, 2003 (the “Plan of Reorganization”), a copy of which has been incorporated herein by reference to Exhibit 3.

The 508,599 Shares which Dr. Teece has a right to acquire pursuant to presently vested and exercisable options, as well as options which will become vested and exerciseable within 60 days of November 30, 2007, were granted to Dr. Teece pursuant to the Plan and option grants issued thereunder. A copy of the Plan and the option grants are incorporated herein by reference to Exhibit 4 and Exhibit 5, respectively.

Item 7.	Material to Be Filed as Exhibits
The Exhibit Index filed herewith is incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2007
Date
/s/ David J. Teece
Signature
David J. Teece
Name/Title

Exhibit Index

Exhibit 1. 10b5(1) Trading Plan dated November 30, 2007.

Exhibit 2. Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

Exhibit 3. Form of Plan of Reorganization, incorporated by reference to Exhibit 10.46 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

Exhibit 4. 2000 Incentive Plan, incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

Exhibit 5. Option grants to David J. Teece issued pursuant to the Plan (filed herewith).